UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File No. 001-38145

Fury Gold Mines Limited
(Translation of registrant's name into English)

401 Bay Street, 16th Floor, Toronto, Ontario, Canada, M5H 2Y4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐  Form 40-F ☒

SUBMITTED HEREWITH

Exhibits
99.1	Condensed Interim Consolidated Financial Statements
99.2	Management’s Discussion And Analysis
99.3	CEO certification of interim filings
99.4	CFO certification of interim filings

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 13, 2026

Fury Gold Mines Limited

/s/ Phil van Staden

Phil van Staden

Chief Financial Officer